

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 4, 2009

<u>Via U.S. Mail and facsimile to (818) 706-1868</u>

Mr. Jon E. Kirchner
President and Chief Executive Officer
DTS, Inc.
5171 Clareton Drive
Agoura Hills, CA 91301

Re: DTS, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 6, 2009
File No. 000-50335

Dear Mr. Kirchner

We have reviewed your Form 10-K and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth at the end of this letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year ended December 31, 2008</u>

<u>Item 1. Business, page 1</u>

<u>Customers, page 12</u>

1. Pursuant to Item 101(c)(1)(vii) of Regulation S-K, in future filings, please disclose the name of the customer, whom you mention in the first paragraph on page 12, who accounted for 19% of your revenues.

Item 1A. Risk Factors, page 16

We may experience fluctuations in our operating results, page 24

2.   We note on page 24 that you have disclosed a risk factor that discusses the
        moderate seasonality of your business. Pursuant to Item 101(c)(1)(v), in future
        filings, please include a discussion of the seasonality of your business under Item
        1.

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 22

3.   We note, in the last paragraph on page 22, that you used the Radford Executive
        Survey for benchmarking purposes but did not disclose the companies that were
        part of the Radford Survey as you did for your Compensation Peer Group. In
        future filings, please disclose the companies that are part of any survey used in
        benchmarking any elements of compensation. If the constituent companies are
        too numerous to be included in the body of your Compensation Discussion and
        Analysis, then you may list such companies in an appendix to your filing. *See*
        Item 402(b)(2)(xiv).

Annual Performance-Based Cash Incentives, page 25

4.   In the third full paragraph on page 25, you mention that the CEO and other NEOs
        are evaluated based upon achieving certain individual performance objectives. In
        future filings, please disclose all of the individual performance objectives that
        apply to all of your NEOs and describe how each NEO performed with respect to
        each objective. *See* Item 402(b)(2)(vii). Also, disclose how the achievement of
        your NEOs was evaluated. We note that for 2008 the Compensation Committee's
        "assessment of whether individual objectives have been achieved is subjective."
        However, when arriving at each NEO's individual performance multiplier,
        disclose whether the Committee used any criteria or factors, either subjective or
        objective, or other policies to evaluate the individual achievement of your NEOs.
        See Item 402(b)(1)(v).

5.   In the third full paragraph on page 26, you state that each NEO had an individual
        performance modifier that ranged from 0 to 1.5. In future filings, please disclose
        each NEO's actual performance modifier that was used to calculate his total cash
        payout. *See* Item 402(b)(1)(v).

6.   Also, in the same paragraph, you disclose revenue and operating income
        performance targets and you state that operating income means "operating income
        from continuing operations." We note that the Threshold target for operating
        income was $13.2 million and you later state that you achieved between the

Target and Maximum levels for your operating income which is between $14.7 million and $16.2 million. We also note that the Consolidated Statement of Operations states that the income from operations is $14.2 million, the income from continuing operations before income taxes is $16.6 million, and net income is $11.3 million. Please confirm which income line item aligns with the operating income performance target. Also, in future filings, please make sure your performance targets match with their description in your financial statements. If you use non-GAAP financial performance targets, please disclose how you calculated such targets. *See* Instruction 5 to Item 402(b).

7.   In the third full paragraph on page 27, you disclose that the company performed between the Threshold and Target levels for the revenue performance target and between Target and Maximum levels for the operating income performance target. In future filings, please disclose the actual dollar amount achieved by your company under your performance targets.

8.   We note that you disclose the actual dollar amount of the targeted cash payouts under the 2008 Cash Incentive Plan in the Grants of Plan-Based Awards Table. You also state in the third full paragraph on page 26 that these payouts range from 45% to 50% of a NEO's salary. For ease of reference, please consider either disclosing the dollar amounts in the text on page 26 or referring the reader to the Grants of Plan-Based Awards Table.

9.   Similarly, we note your illustration of how the cash award under the 2008 Cash Incentive Plan is calculated on the bottom page 26. To help investors readily understand how you calculated the cash awards, please consider showing, underneath your illustration, the actual calculations for each NEO. That is, for each NEO, disclose the numbers that apply to all the boxes in your illustration.

Long-Term Equity Incentives, page 27

10.   In the fourth full paragraph on page 28, you state that the CEO recommends the size of an option award and a restricted stock award that is granted to the other NEOs based upon an assessment of a NEO's performance, a NEO's Targeted Range, the amount of other forms and amounts of other compensation, the dilutive effects of equity grants, and certain other market data (and that same process is performed by your Chairman of the Board for your CEO). In future filings, please discuss in more detail the CEO's assessment of a NEO's performance (or Chairman's assessment of the CEO's performance) and provide more robust disclosure of how the Compensation Committee evaluates all of the above-mentioned factors to determine the size of an equity award. *See* Item 402(b)(2)(vii).

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 41

11.   On page 41, you disclose that your audit committee must review and approve all related party transactions pursuant to its charter. We note that your audit committee charter does not address any of the policies and procedures stated under Item 404(b)(1). For instance, the charter does not discuss the types of transactions covered by your review and approval process, the standards that are applied in that process, and how the process is evidenced. Please explain your compliance with Item 404(b)(1) and whether you will comply with its requirements in future filings.

*   *   *   *

Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jon E. Kirchner
DTS, Inc.
September 4, 2009
Page 5

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.


Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director
